Exhibit 99.1

Bell Announces Cash Tender Offers for Four Series of Debt Securities

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

MONTRÉAL, June 2, 2025 — Bell Canada (“Bell” or the “Company”) today announced the commencement of separate offers (the “Offers”) to purchase for cash up to C$500,000,000 (the “Maximum Purchase Amount”) in aggregate purchase price, excluding accrued and unpaid interest, of its outstanding debentures of the four series listed in the table below (collectively, the “Debentures”), which Maximum Purchase Amount may be increased, decreased or waived by the Company in its sole discretion.

The Offers

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2025, relating to the Debentures (the “Offer to Purchase”). The Debentures are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell Canada’s parent company. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The amount of Debentures purchased in the Offers and the allocation of such amount between the four series listed below will be determined by the Company, in its sole discretion. The Offers may be subject to proration as described in the Offer to Purchase.

Title of Debentures	Principal Amount Outstanding	CUSIP / ISIN Nos.(1)	Reference Security(2)	Bloomberg Reference Page(2)	Fixed Spread (Basis Points)(2)

3.50% MTN Debentures Series M-51 due 2050	C$119,063,000	07813ZCD4 / CA07813ZCD48	CAN 2 3⁄4 12/01/55	FIT CAN0-50	165

4.05% MTN Debentures Series M-55 due 2051	C$550,000,000	07813ZCH5 / CA07813ZCH51	CAN 2 3⁄4 12/01/55	FIT CAN0-50	150

4.35% MTN Debentures Series M-39 due 2045	C$500,000,000	07813ZBR4 / CA07813ZBR43	CAN 2 3⁄4 12/01/55	FIT CAN0-50	160

4.45% MTN Debentures Series M-45 due 2047	C$500,000,000	07813ZBX1 / CA07813ZBX11	CAN 2 3⁄4 12/01/55	FIT CAN0-50	160

(1)

No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Debentures. They are provided solely for convenience.

(2)

The total consideration for each series of Debentures (such consideration, the “Total Consideration”) payable per each C$1,000 principal amount of such series of Debentures validly tendered for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Debentures, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on June 10, 2025, unless extended by the Company with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended by the Company with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

Terms of the Offers

The Offers will expire at 5:00 p.m. (Eastern time) on June 9, 2025, unless extended or earlier terminated by the Company (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Debentures may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on June 9, 2025 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), unless extended by the Company with respect to any Offer.

Settlement for all Debentures tendered prior to the Expiration Date will be three business days after the Expiration Date, which is expected to be June 12, 2025, unless extended by the Company with respect to any Offer (the “Settlement Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Debentures are accepted for purchase in the Offers will receive the applicable Total Consideration for each C$1,000 principal amount of such Debentures in cash on the Settlement Date. Promptly after 11:00 a.m. (Eastern time) on June 10, 2025, the Price Determination Date, unless extended by the Company with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Debentures validly tendered and accepted.

In addition to the applicable Total Consideration, Holders whose Debentures are accepted for purchase by the Company will receive a cash payment equal to the accrued and unpaid interest on such Debentures from and including the immediately preceding interest payment date for such Debentures to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Debentures accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by CDS Clearing and Depository Services Inc. (“CDS”) or its participants.

Any Debentures validly tendered pursuant to the Offers but not accepted for purchase by the Company will be returned promptly to the tendering Holders thereof.

The Company may increase or waive the Maximum Purchase Amount with or without extending the Withdrawal Date. If Holders tender more Debentures in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Debentures tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Debentures.

The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Debentures, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Debentures of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase).

The Company has retained CIBC World Markets Inc. (“CIBC”), RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to CIBC at 416.594.8515, RBC at 1.877.381.2099 (toll-free) or 416.842.6311 (collect), Scotia at 416.863.7438 or TD at 1.866.584.2096 (toll-free) or 416.982.6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

TSX Trust Company will act as the Tender Agent for the Offers.

If the Company terminates any Offer with respect to one or more series of Debentures, it will give prompt notice to the Tender Agent, and all Debentures tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Debentures blocked in CDS will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Debentures as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and CDS for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Offer and Distribution Restrictions

The Offers are being made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, BCE, the Company or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Debentures or any other securities of BCE, the Company or any of their subsidiaries.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Debentures validly tendered and the expected Expiration Date and Settlement Date thereof; and the satisfaction or waiver of certain conditions of the Offers. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Debentures validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase. Accordingly, there can be no assurance that repurchases of the Debentures under the Offers will occur, or that it will occur at the expected time indicated in this news release.

About Bell

Bell is Canada’s largest communications company1, providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media Inquiries:

Ellen Murphy

media@bell.ca

[1]	Based on total revenue and total combined customer connections.

Investor Inquiries:

Richard Bengian

richard.bengian@bell.ca

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